Exhibit 99.1

Rogers Wireless Reports Third Quarter 2002 Results

Company Delivers Fourth Consecutive Quarter of Double-Digit
Year-Over-Year Operating Profit Growth;

Postpaid Subscriber Net Additions Increase 29%, Revenue Grows 14%, and
Operating Profit Jumps 31%

TORONTO (October 16, 2002) - Rogers Wireless Communications Inc. (“Rogers Wireless” or “the Company”) today announced its financial and operating results for the third quarter and nine months ended September 30, 2002.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended September 30,	2002	2001	% Change

Revenue	520,233	454,993	14.3

Operating profit (1)	158,154	121,172	30.5

Loss (2)	(14,143)	(49,056)	(71.2)

Loss per share	(0.10)	(0.35)	(71.4)

Loss (excl. non-recurring items) (3)	(36,902)	(49,056)	(24.8)

Loss per share (excl. non-recurring items) (3)	(0.26)	(0.35)	(25.7)

Capital expenditures	126,016	150,088	(16.0)

Nine Months Ended September 30,	2002	2001	% Change

Revenue	1,440,275	1,297,815	11.0

Operating profit (1)	396,283	312,444	26.8

Loss (2)	(51,838)	(158,460)	(67.3)

Loss per share	(0.37)	(1.19)	(68.9)

Loss (excl. non-recurring items) (3)	(86,928)	(158,460)	(45.1)

Loss per share (excl. non-recurring items) (3)	(0.61)	(1.19)	(48.7)

Capital expenditures	376,247	528,031	(28.7)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to net income (loss) under GAAP.

(2)	Effective January 1, 2002, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company’s results for the three and nine months ended September 30, 2001 have been restated. For further details, see Note 2 (ii) to the Consolidated Financial Statements.

(3)	Non-recurring items for the periods presented are as follows. A further discussion of these amounts can be found in Management’s Discussion and Analysis and the Notes to the Consolidated Financial Statements.

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Change in estimate of sales tax and CRTC contribution liabilities	—	—	—	—	12.3	—	12.3	—

Gain on repayment of long-term debt	22.8	—	22.8	—	22.8	—	22.8	—

	22.8	—	22.8	—	35.1	—	35.1	—

Highlights for the quarter included the following:

•	Network revenue, which excludes equipment sales, increased 13.3% and operating profit increased 30.5% from the third quarter of 2001. The operating margin expanded to 30.4% from 26.6% in the prior year as revenue growth outstripped the modest increase in operating expenses.

•	Wireless postpaid net activations of 71,400 voice subscribers in the quarter represented an increase of 29% from the previous year, driven by the combination of increased gross activations and lower churn levels. Average monthly postpaid churn for the quarter declined to 2.03% from 2.20% the previous year.

•	Postpaid wireless voice net additions in the quarter represented 80.5% of total wireless voice net additions, an increase from 48.8% in the third quarter of 2001. The Company continued to de-emphasize its prepaid product, resulting in 17,300 net prepaid additions, a 70% decline in net prepaid additions from the third quarter of 2001.

•	Postpaid average monthly revenue per subscriber of $57.97 remained relatively unchanged from the third quarter of 2001, reflecting the Company’s success in attracting a greater share of high valued customers and stabilized pricing.

•	Wireless voice subscriber base increased by 14.1% from the third quarter of 2001, to end the quarter with approximately 3,209,000 voice subscribers.

•	Data and two-way messaging revenues, including mobile Internet access increased 97.2% from the previous year’s quarter, driven by a 77.4% year-over-year increase in total data and two-way messaging subscribers.

•	Rogers Wireless continued to introduce exciting new GSM/GPRS devices in the quarter, including models with colour screens and cameras, that helped drive activations on the new GSM/GPRS network. The Company ended the quarter with over 260,000 subscribers on the GSM/GPRS network.

•	In September 2002, the Company used US$19.7 million of proceeds derived from the unwind of certain cross-currency interest rate exchange agreements to repurchase US$33.9 million aggregate principal amount of US dollar-denominated long-term debt, resulting in a net gain on the repayment of long term debt of $22.8 million.

“Rogers Wireless has now delivered four consecutive quarters of double-digit EBITDA growth, driven by accelerating revenue growth as well as focused cost containment at the Company”, said Nadir Mohamed, President and CEO of Rogers Wireless. “And our customer mix and churn results clearly reflect our focus on attracting and retaining profitable customers by providing innovative services and solid value.”

Management’s Discussion and Analysis

This discussion should be read in conjunction with the Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes included in the Company’s 2001 Annual Report, which is available on SEDAR, at www.rogers.com or from the Company directly.

Consolidated Results of Operations for the Third Quarter Ended September 30, 2002

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Wireless voice revenue	446.6	394.5	52.1	13.2	1,252.7	1,121.2	131.5	11.7

Messaging and data revenue	15.9	13.8	2.1	15.2	45.0	43.0	2.0	4.7

Network revenue	462.5	408.3	54.2	13.3	1,297.7	1,164.2	133.5	11.5

Equipment revenue	57.7	46.7	11.0	23.6	142.6	133.6	9.0	6.7

Total Wireless revenue	520.2	455.0	65.2	14.3	1,440.3	1,297.8	142.5	11.0

Operating profit (1)	158.2	121.2	37.0	30.5	396.3	312.4	83.9	26.9

Operating margin	30.4%	26.6%			27.5%	24.1%

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization and non-operating and non-recurring items.

The 13.2% increase in wireless voice revenue was driven by a 14.1% increase in the total number of wireless voice subscribers, offset by the impact of a 1.3% decline in blended average revenue per user (“ARPU”) compared to the same quarter of the previous year supported by the improved mix of postpaid subscriber additions.

The 30.5% year-over-year increase in quarterly operating profit was driven by network revenue growth of 13.3%, offset by operating expense growth of 6.0%. The lower CRTC contribution levy had the effect of improving operating profit by approximately $6.8 million for the three months ended September 30, 2002 as compared to the previous year.

Wireless Voice Subscriber Results

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands except ARPU, churn and usage)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Postpaid

Gross additions	217.5	197.1	20.4	10.4	604.3	535.7	68.6	12.8

Net additions	71.4	55.4	16.0	28.9	196.8	123.4	73.4	59.5

Total subscribers					2,454.0	2,183.1	270.9	12.4

ARPU	$57.97	$58.03	$(0.06)	(0.1)	$55.95	$56.54	$(0.59)	(1.0)

Average monthly usage (minutes)	323	313	10	3.2	318	297	21	7.1

Churn (%)	2.03%	2.20%	(0.17%)	(7.7)	1.94%	2.18%	(0.24%)	(11.0)

Prepaid

Gross additions	62.4	121.1	(58.7)	(48.5)	164.2	311.3	(147.1)	(47.3)

Net additions	17.3	58.1	(40.8)	(70.2)	20.4	161.9	(141.5)	(87.4)

Total subscribers					755.0	628.6	126.4	20.1

ARPU (1)	$12.01	$10.67	$1.34	12.6	$10.47	$10.02	$0.45	4.5

Churn (%)	2.02%	3.57%	(1.55%)	(43.4)	2.16%	3.13%	(0.97%)	(31.0)

Total — Postpaid and Prepaid

Gross additions	279.9	318.2	(38.3)	(12.0)	768.5	847.0	(78.5)	(9.3)

Net additions	88.7	113.5	(24.8)	(21.9)	217.2	285.3	(68.1)	(23.9)

Total subscribers					3,209.0	2,811.7	397.3	14.1

ARPU (blended) (1)	$47.13	$47.76	$(0.63)	(1.3)	$45.03	$47.04	$(2.01)	(4.3)

(1)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice subscriber additions in the quarter represented 77.7% of total gross additions and 80.5% of total net additions, a significant improvement over the 61.9% of total gross additions and 48.8% of total net additions in the third quarter of 2001. The Company continued its strategy of targeting premium postpaid subscribers and selling its prepaid handsets on an unsubsidized basis.

The 0.1% decline in postpaid voice subscriber monthly ARPU versus the previous year’s third quarter reflects the Company’s success in attracting a greater share of high value customers and stabilizing prices. The increase in prepaid subscriber monthly ARPU versus the previous year’s third quarter was driven primarily by an improved yield on the prepaid product.

The year-over-year improvement in average monthly postpaid voice subscriber churn levels is primarily a result of improved customer service resulting from the stabilization of the Company’s back office systems and processes as well as the continued focus on customer retention and including a greater proportion of customers on longer term contracts.

Messaging and Data Services

	Three Months Ended September 30,				Nine Months Ended September 30,
(Subscriber statistics in thousands, revenue in millions and ARPU in
dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Gross additions

Data and two-way messaging	9.0	8.0	1.0	12.5	37.0	23.5	13.5	57.4

One-way messaging	15.0	28.6	(13.6)	(47.6)	44.5	79.9	(35.4)	(44.3)

	24.0	36.6	(12.6)	(34.4)	81.5	103.4	(21.9)	(21.2)

Net additions (reductions)

Data and two-way messaging	3.7	5.4	(1.7)	(31.5)	23.8	17.5	6.3	36.0

One-way messaging	(16.7)	(12.4)	(4.3)	(34.7)	(56.1)	(38.3)	(17.8)	(46.5)

	(13.0)	(7.0)	(6.0)	(85.7)	(32.3)	(20.8)	(11.5)	(55.3)

Total subscribers

Data and two-way messaging					78.6	44.3	34.3	77.4

One-way messaging					316.6	378.9	(62.3)	(16.4)

					395.2	423.2	(28.0)	(6.6)

Revenue

Data and two-way messaging	$7.1	$3.6	$3.5	97.2	$18.1	$8.8	$9.3	105.7

One-way messaging	8.9	10.2	(1.3)	(12.7)	26.9	34.3	(7.4)	(21.6)

	16.0	13.8	2.2	15.9	45.0	43.1	1.9	4.4

ARPU

Data and two-way messaging	$30.98	$28.49	$2.49	8.7	$28.18	$27.39	$0.79	2.9

One-way messaging	9.07	8.86	0.21	2.4	8.74	9.64	(0.90)	(9.3)

The 77.4% year-over-year increase in the Company’s higher ARPU data and two-way messaging subscriber base was more than offset by the ongoing decline in subscribers to the Company’s mature one-way messaging product.

The 97.2% year-over-year increase in data and two-way messaging revenues reflects the strong growth in data and two-way messaging subscribers. The decline in the one-way messaging portion of the business offset a portion of this growth, resulting in a 15.9% year-over-year increase in total messaging and data revenues.

Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per subscriber statistics.)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating expenses before sales and marketing costs (1)	166.5	167.8	(1.3)	(0.8)	508.1	492.2	15.9	3.2

Sales and marketing costs	137.9	119.3	18.6	15.6	393.3	359.6	33.7	9.4

Average monthly operating expenses before sales, marketing and retention costs per subscriber (1)	15.59	17.59	(2.00)	(11.4)	16.11	17.76	(1.65)	(9.3)

Sales and marketing cost per gross addition	454	336	118	35.1	463	378	85	22.5

Sales and marketing cost per gross addition excluding retention costs	365	277	88	31.8	371	295	76	25.8

(1)	Year-to-date 2002 operating expenses exclude the benefit of non-recurring items in the first quarter of $12.3 million.

Excluding the impact of the reduction in the CRTC contribution rate, operating expenses before sales and marketing costs increased by 3.5% in the quarter as compared to the same period in the previous year. The majority of this increase is directly attributable to costs of supporting the growth in the number of wireless voice subscribers.

The year-over-year increase in sales and marketing costs and cost per gross addition reflects the higher variable acquisition costs associated with the significant shift and improvement in the mix of postpaid subscriber additions.

Reconciliation to Loss

Other income and expense items that are required to reconcile operating profit with net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating profit (1)	158.2	121.2	37.0	30.5	396.3	312.4	83.9	26.9

Change in estimate of sales tax and CRTC contribution liabilities	—	—	—	—	12.3	—	12.3	—

Depreciation and amortization	(116.6)	(96.3)	(20.3)	21.1	(337.0)	(284.2)	(52.8)	18.6

Interest on long-term debt	(50.1)	(50.9)	0.8	(1.6)	(145.5)	(135.3)	(10.2)	7.5

Gain on repayment of long-term debt	22.8	—	22.8	—	22.8	—	22.8	—

Financing fees and interest on loans payable				—				—

to shareholders	—	—	—	—	—	(18.9)	18.9	—

Foreign exchange gain (loss)	(27.2)	(22.0)	(5.2)	23.6	3.3	(29.3)	32.6	—

Other	—	0.6	(0.6)	—	0.1	2.2	(2.1)	(95.5)

Income taxes	(1.2)	(1.7)	0.5	(29.4)	(4.1)	(5.4)	1.3	(24.1)

Loss	(14.1)	(49.1)	35.0	(71.3)	(51.8)	(158.5)	106.7	(67.3)

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization and non-operating and non-recurring items.

Increased depreciation and amortization expense for the quarter as compared to 2001 was primarily due to capital spending over the past year and the resulting higher fixed asset levels and depreciation relating to the recently completed GSM/GPRS overlay.

In September 2002, the Company received US$20.7 million in proceeds from the unwind of certain cross-currency interest rate exchange agreements and used US$19.7 million to repurchase US$33.9 million aggregate principal amount of US dollar-denominated long-term debt, resulting in a net gain on the repayment of long term debt of $22.8 million. Refer to Note 3 to the Consolidated Financial Statements for further details.

Loss (1)

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per share data)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Loss	(14.1)	(49.1)	35.0	(71.3)	(51.8)	(158.5)	106.7	(67.3)

Loss per share	(0.10)	(0.35)	0.25	(71.4)	(0.37)	(1.19)	0.82	(68.9)

Loss (excl. non-recurring items)	(36.9)	(49.1)	12.2	(24.8)	(86.9)	(158.5)	71.6	(45.2)

Loss per share (excl. non-recurring items)	(0.26)	(0.35)	0.09	(25.7)	(0.61)	(1.19)	0.58	(48.7)

(1)	Effective January 1, 2002, the Company adopted CICA Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company’s results for the three and nine months ended September 30, 2001 have been restated. For further details, see Note 2 (ii) to the Consolidated Financial Statements

The reduction in the quarterly loss per share excluding non-recurring items over the same quarter of the prior year primarily reflects improved operating profit offset by higher foreign exchange losses and increased depreciation and amortization.

Effective January 1, 2002, the Company adopted the new standards set out under the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1581 and 3062. As a result of this adoption, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. If this change were applied to prior year results, the loss for the three and nine months ended September 30, 2001 would have been reduced by $0.6 million and $1.9 million, respectively. Refer to Note 2(i) to the Consolidated Financial Statements for further details.

Capital Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Capital expenditures, excluding spectrum (1)	126.0	150.1	(24.1)	(16.1)	376.2	528.0	(151.8)	(28.8)

(1)	Spectrum licences across Canada for the deployment of next generation wireless services were acquired in February 2001 at a total cost of $396.8 million.

Total capital expenditures for the quarter were $126.0 million, $24.1 million lower than the third quarter of 2001. The decline is due primarily to lower network capital spending of $21.9 million related to a $45.9 million decline in GSM/GPRS overlay spending and an $11.5 million decline in network infill site spending offset primarily by an increase of $30.9 million in network capacity spending to support subscriber growth. This decline was offset by an increase of approximately $12.6 million of spending on the construction of customer call centres and the Company’s corporate office facility.

Risks and Uncertainties

There have been no material changes in the risks and uncertainties identified in the Company’s Annual Report for 2001.

Liquidity and Capital Resources

The Company’s cash flow from operating activities before changes in working capital, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the quarter, increased by $37.2 million to $106.8 million from $69.6 million in the third quarter of 2001. This change reflects the increase in operating profit.

Taking into account the changes in working capital, cash flow from operations for the quarter increased to $195.3 million from $144.3 million in the third quarter of 2001. This $51.0 million change includes a reduction in the use of working capital of $13.9 million in the third quarter of 2002. Cash flow from operations, together with $32.9 million proceeds received from the unwind of certain cross-currency interest rate exchange agreements and $0.6 million proceeds received from the repayment of employee share purchase plan receivables, resulted in $228.8 million funds generated during the quarter. These funds were used to fund additions to fixed assets of $126.0 million, repay net bank advances of $86.0 million, repurchase US$33.9 million aggregate principal amount of US dollars denominated long-term debt for a total cost of $31.2 million and repay $1.1 million of mortgage and capital leases. In total, $244.3 million of funds were used during the third quarter of 2002, resulting in a cash deficit in the quarter of $15.5 million. Taking into account the $4.2 million cash surplus at the end of the previous quarter, the cash deficiency at the end of the third quarter of 2002 was $11.3 million.

On July 12, 2002, Moody’s Investor Services revised its ratings on the Company’s senior secured and senior subordinated public debt downward from Baa3 and Ba1 to Ba3 and B2, respectively. The Company’s available liquidity at September 30, 2002 was $649 million, represented by availability under its committed bank facility.

Guidance

The Company is increasing its 2002 operating profit guidance range to $490-$510 million from $450-$480 million. While other Wireless guidance ranges for 2002 remain unchanged, the Company noted that Wireless capital expenditure levels will trend towards the low end of the guidance range, while the continuing strategy of targeting higher value post-paid subscribers and de-emphasizing the acquisition of lower value prepaid subscribers will likely result in net subscriber additions for the year towards the low end of the guidance range.

Rogers Wireless Communications Inc.
Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars except per share data)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)		(Restated)
Revenue (Note 8)	$520,233	$454,993	$1,440,275	$1,297,815

Operating, general and administrative expenses	359,327	331,150	1,035,737	977,358

Management fees	2,752	2,671	8,255	8,013

Operating income before the following:	158,154	121,172	396,283	312,444

Change in estimates of sales tax and CRTC contribution liabilities (Note 9)	—	—	(12,331)	—

Depreciation and amortization	116,646	96,256	336,976	284,193

Operating income	41,508	24,916	71,638	28,251

Interest expense:

Long-term debt	50,105	50,855	145,503	133,207

Notes payable to Rogers Communications Inc.	—	—	—	2,092

Financing fees and interest on loans payable to shareholders	—	—	—	18,905

Gain on repayment of long-term debt (Note 3)	(22,759)	—	(22,759)	—

Investment income	—	(2,154)	—	(3,794)

Foreign exchange loss (gain)	27,182	21,963	(3,315)	29,345

Other expense (income)	(4)	1,571	(82)	1,587

	54,524	72,235	119,347	181,342

Loss before income taxes	(13,016)	(47,319)	(47,709)	(153,091)

Income taxes	1,127	1,737	4,129	5,369

Loss for the period	$(14,143)	$(49,056)	$(51,838)	$(158,460)

Loss per share — basic and diluted	$(0.10)	$(0.35)	$(0.37)	$(1.19)

Weighted average shares outstanding for the period (in thousands)	141,605	141,460	141,603	133,691

Rogers Wireless Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:

Loss for the period	$(14,143)	$(49,056)	$(51,838)	$(158,460)

Adjustments to reconcile loss to cash flow:

Depreciation and amortization	116,646	96,256	336,976	284,193

Gain on debt transactions (Note 3)	(22,759)	—	(22,759)	—

Change in estimate of sales tax liability (Note 9)	—	—	(19,157)	—

Foreign exchange loss (gain)	27,052	22,386	(2,810)	29,457

Financing fees and interest on loans payable to shareholders	—	—	—	18,905

	106,796	69,586	240,412	174,095

Changes in:

Accounts receivable	(21,408)	(10,078)	25,510	(11,243)

Other assets	18,758	12,117	2,112	(10,056)

Accounts payable, accrued liabilities and unearned revenue	92,086	72,990	95,768	27,856

Amounts due to/from related parties, net	(624)	(333)	7,223	(1,643)

	195,608	144,282	371,025	179,009

Financing activities:

Issue of long-term debt	18,000	5,529	258,000	1,309,929

Repayment of long-term debt	(136,517)	(740)	(293,895)	(535,800)

Proceeds on unwind of cross-currency interest rate exchange agreements (Note 3)	32,886	—	32,886	—

Financing costs incurred	—	(1,508)	—	(20,519)

Issue of notes payable to Rogers Communications Inc.	—	—	—	90,250

Repayment of notes payable to Rogers Communications Inc.	—	—	—	(374,700)

Loans payable to shareholders	—	—	—	393,520

Proceeds from issuance of capital stock	573	165	2,312	8,376

	(85,058)	3,446	(697)	871,056

Investing activities:

Additions to fixed assets	(126,016)	(150,088)	(376,247)	(528,031)

Acquisition of spectrum licences	—	—	—	(396,824)

	(126,016)	(150,088)	(376,247)	(924,855)

Increase (decrease) in cash	(15,466)	(2,360)	(5,919)	125,210

Cash (deficiency), beginning of period	4,179	117,696	(5,368)	(9,874)

Cash (deficiency), end of period	$(11,287)	$115,336	$(11,287)	$115,336

Supplemental cash flow information:

Interest paid	$7,241	$1,201	$101,478	$72,816

Income taxes paid	1,748	1,180	5,977	3,829

Disclosure of non-cash transaction:

Class B Restricted Voting shares issued as consideration for the repayment of loans payable to shareholders and associated financing fees and interest	$—	$—	$—	$412,425

Cash (deficiency) is defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Communications Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
		(Restated)
Assets

Fixed assets	$2,299,109	$2,252,328

Spectrum licences	396,824	396,824

Goodwill	7,058	7,058

Accounts receivable	225,444	250,954

Due from related parties (Note 10)	116	7,339

Deferred charges	54,562	60,747

Other assets	76,643	80,645

	$3,059,756	$3,055,895

Liabilities and Shareholders’ Equity

Liabilities:

Bank advances, arising from outstanding cheques	$11,287	$5,368

Long-term debt	2,254,038	2,305,683

Accounts payable and accrued liabilities	389,976	319,325

Unearned revenue and gain	65,640	37,178

	2,720,941	2,667,554

Shareholders’ equity:

Capital stock	1,882,678	1,880,366

Deficit	(1,543,863)	(1,492,025)

	338,815	388,341

	$3,059,756	$3,055,895

Rogers Wireless Communications Inc.
Consolidated Statements of Deficit

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
		(Restated)
Deficit, beginning of period:

As originally reported	$1,411,136	$1,212,165

Adjustment for change in accounting for foreign currency denominated long-term debt	80,889	55,168

As restated	1,492,025	1,267,333

Loss for the period	51,838	224,692

Deficit, end of period	$1,543,863	$1,492,025

Rogers Wireless Communications Inc.
Notes to Consolidated Financial Statements
Nine Months Ended September 30, 2002

1.	Basis of Presentation and Accounting Policies

The Consolidated Interim Financial Statements include the accounts of Rogers Wireless Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as noted below.

2.	Significant Changes In Accounting Policies

(i)	Business Combinations and Goodwill

In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with US GAAP.

Effective upon adoption of the standards on January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis and evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company has evaluated its spectrum licences and other intangible assets and has concluded that they should be accounted for apart from goodwill. The Company has also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards. The Company has determined that spectrum licences are intangible assets having indefinite lives under the new standards, and as a result, such intangible assets are not being amortized but instead were tested for impairment in 2002 by comparing their fair values with their book values. During the nine months ended September 30, 2002, the Company determined that no impairment in the carrying value of the spectrum licences exists.

Under the new standards, goodwill was tested to determine if there is any indication of impairment. To accomplish this, the Company identified that it has one “reporting unit” associated with goodwill and determined the book value of the reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to that reporting unit. The Company had until June 30, 2002 to calculate the fair value of the reporting unit and compare it to the reporting unit’s book value. If the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the transitional impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. Any shortfall of the implied fair value of the goodwill compared to its book value would be recognized as an effect of a change in accounting policy and charged to the opening deficit for 2002 without restatement for prior periods. During the six months ended June 30, 2002, the Company identified its reporting unit, and the book and fair values of the reporting unit, and determined that no impairment exists.

(ii)	Foreign Currency Translation and Hedging Relationships

Effective January 1, 2001, in accordance with CICA Handbook Section 1650, the Company no longer defers and amortizes foreign currency translation gains and losses on US dollar-denominated long-term debt. Instead, such gains and losses are recognized immediately in the Consolidated Statement of Income. Upon adoption of the new standard on January 1, 2002, deferred charges were reduced by approximately $80.9 million with a corresponding increase to opening deficit as of that date. In addition, the adoption of the new standard required restatement of prior periods. The effect of the adoption of the new standard was to increase the Company’s net loss for the three months ended September 30, 2002 by approximately $23.8 million, or $0.17 per share (2001 — $20.1 million increase to loss or $0.15 per share), and for the nine months ended September 30, 2002, to decrease the Company’s loss by $10.4 million, or $0.07 per share (2001 — $23.0 million increase to loss or $0.17 per share), respectively.

The CICA also approved Accounting Guideline AcG-13, which establishes the criteria for identification and documentation of hedging relationships, effective for the Company’s 2003 fiscal year. The Company plans to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

(iii)	Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, the Company adopted Stock-Based Compensation and Other Stock-Based Payments in CICA Handbook Section 3870, which establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue to follow its existing policy of not recording compensation expense on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See Note 6 for the disclosure required by the new standard.

3.	Long-Term Debt

		September 30,	December 31,
(in thousands of dollars)		2002	2001

		(Unaudited)	(Audited)
Bank credit facility	Floating	$51,000	$52,000

Senior Secured Notes due 2006	10-1/2%	160,000	160,000

Senior Secured Notes due 2007	8.30%	279,525	280,110

Senior Secured Debentures due 2008	9-3/8%	433,121	433,121

Senior Secured Notes due 2011	9-5/8%	764,143	770,400

Senior Secured Debentures due 2016	9-3/4%	230,564	231,528

Senior Subordinated Notes due 2007	8.80%	303,015	342,409

Mortgage payable and capital leases	Various	32,670	36,115

		$2,254,038	$2,305,683

(i)	During September 2002, the Company unwound certain cross-currency interest rate exchange agreements and received aggregate proceeds of US$20.7 million. A portion of the proceeds from this transaction were used to repurchase debt as detailed below.

The Company purchased for cancellation US$10.0 million principal amount of the US$500 million 9-5/8% Senior Notes due 2011 at an average price of US$72.00 per US$100.00 principal amount and US$23.92 million principal amount of the US$215 million 8.80% Senior Subordinated Notes due 2007 at an average price of US$52.25 per US$100.00 principal amount for a total of US$19.7 million.

As a result of the above transactions, the Company recorded a gain of $22.8 million, which consisted of a gain on the unwind of the cross currency interest rate exchange agreements of $1.0 million, a gain of $22.3 million on the debt repurchased, net of the write-off of deferred financing costs of $0.5 million. In addition, the Company has deferred a gain of $22.5 million on the unwind of the cross-currency exchange agreements which is recorded as part of unearned revenue and gain on the Balance Sheet.

4.	Hedging Agreements

Concurrent with the unwind of US$225 million notional amount of cross-currency interest rate exchange agreements, the Company entered into an identical amount of new cross-currency interest rate exchange agreements. These activities, in addition to the Company’s repurchase of US$33.9 million aggregate principal amount of US dollar-denominated debt, has had a relatively minor impact on the Company’s hedged position, as outlined below.

At September 30, 2002, the Company had US dollar-denominated long-term debt of US$1,365.3 million compared to US$1,399.2 million at December 31, 2001. The US$33.9 million decrease is the result of the repurchase of US$33.9 million aggregate principal amount of US dollar-denominated debt during the third quarter. US$995.1 million or 72.9% is hedged with cross-currency interest exchange agreements at an average exchange rate of

Cdn $1.4304 to US$1.00 compared to US$995.1 million or 71.1% hedged at December 31, 2001 at an exchange rate of $1.4210 to US$1.00.

At September 30, 2002, the cross-currency interest rate exchange agreements had the effect of converting the interest rate on US$610.1 million of long-term debt from an average US dollar fixed interest rate of 9.386% per annum to a weighted average Canadian dollar fixed interest rate of 9.822% per annum on $922.9 million, compared to 9.435% per annum on $913.5 million at December 31, 2001. The interest rate on an additional US$385.0 million has been converted from a US dollar fixed interest rate of 9.375% per annum to a weighted average floating interest rate equal to the Canadian bankers’ acceptance rate plus 2.353% per annum, which totalled 5.491% at September 30, 2002 (December 31, 2001 – 4.495%).

The total long-term debt at fixed interest rates at September 30, 2002 was $1,702.5 million (December 31, 2001 — $1,753.2 million) or 75.5% (December 31, 2001 – 76.0%) of total long-term debt. The Company’s effective weighted average interest rate on total consolidated long-term debt as at September 30, 2002 including the effect of the cross-currency interest rate exchange agreements was 8.558% (December 31, 2001 – 8.19%).

5.	Capital Stock

Issued and outstanding
	September 30,	December 31,
(in thousands of dollars, except share amounts)	2002	2001

	(Unaudited)	(Audited)
90,468,259 Class A Multiple Voting Shares	$962,661	$962,661

51,136,358 Class B Restricted Voting Shares (2001 - 51,116,599)	920,525	920,176

	1,883,186	1,882,837

Deduct amounts receivable from employees under share purchase plan	(508)	(2,471)

	$1,882,678	$1,880,366

During the nine months ended September 30, 2002, the Company issued 19,759 Class B Restricted Voting shares upon the exercise of stock options and through its employee share purchase plan for cash of $0.3 million.

6.	Stock Based Compensation

For stock options granted to employees, had the Company determined compensation expense based on the “fair value” at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net loss for the period and loss per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars, except per share amounts)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loss for the period, as reported	$(14,143)	$(49,056)	$(51,838)	$(158,460)

Pro forma loss for the period	(17,627)	(51,579)	(61,484)	(165,933)

Pro forma loss per share	$(0.12)	$(0.36)	$(0.43)	$(1.24)

The weighted average estimated “fair value” at the date of grant for options granted by the Company in the nine months ended September 30, 2002 was $9.02 per share (2001 — $9.42). The weighted average estimated “fair value”, at the date of grant, for options granted by RCI to the Company’s employees in the three and nine month periods ended September 30, 2001 was $9.68 and $10.88 respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Nine Months Ended
	September 30 (1),		September 30,
	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Risk-free interest rate	—	4.68%	5.02%	5.39%

Dividend yield	—	—	—	—

Volatility factor of the future expected market price of the Company’s Class B Restricted Voting shares	—	—	50.03%	46.69%

Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	—	49.28%	—	49.25%

Weighted average expected life of the options	—	5 years	5 years	5 years

(1)	No options were issued in the three months ended September 30, 2002 and no RCI options have been issued in the nine months ended September 30, 2002.

For purposes of the pro-forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a straight-line basis.

7.	Loss Per Share

The following table sets forth the calculation of basic and diluted loss per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands, except per share data)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:

Loss for the period — basic and diluted	$(14,143)	$(49,056)	$(51,838)	$(158,460)

Denominator:

Weighted average shares — basic and diluted	141,605	141,460	141,603	133,691

Loss per share for the period — basic and diluted	$(0.10)	$(0.35)	$(0.37)	$(1.19)

For the three and nine months ended September 30, 2002 and 2001, the effect of potentially dilutive stock options were excluded from the computation of diluted net income (loss) per share as they are anti-dilutive to the basic net income (loss) per share.

8.	Revenue

Revenue is comprised as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Wireless voice	$446,643	$394,516	$1,252,646	$1,121,209

Messaging and data	15,935	13,785	45,038	43,015

Network revenue	462,578	408,301	1,297,684	1,164,224

Equipment sales	57,655	46,692	142,591	133,591

	$520,233	$454,993	$1,440,275	$1,297,815

9.	Changes in Estimates

(i)	In March 2002, the Company received clarification of a provincial sales tax matter common to the Canadian wireless industry. As a result, in the first quarter of 2002 the Company revised its estimate with respect to this liability and reversed a provision of $19.2 million associated with this matter established in prior years.

(ii)	The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the CRTC in 2001. Prior to the first quarter of 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by the Company. This additional amount was recorded in the first quarter of 2002.

10.	Related Party Transactions

(i)	The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries, and AT&T Wireless Services, Inc. (“AWE”) is comprised of the following:

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
RCI	$—	$77

Rogers Cable Inc. (“Cable”)	21	105

AWE	95	7,157

	$116	$7,339

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature. A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
RCI:

Management fees	$2,752	$2,671	$8,255	$8,013

Rent income	(2,385)	(1,243)	(6,353)	(3,729)

Financing fees and interest on loan to fund spectrum licences	—	—	—	11,424

Interest on notes payable	—	—	—	2,092

	367	1,428	1,902	17,800

Cable:

Transmission facilities usage	110	110	330	330

Subscriber activation commissions and customer service	2,456	—	5,925	—

Rent income	(926)	(889)	(2,750)	(2,663)

	1,640	(779)	3,505	(2,333)

Rogers Media Inc.:

Advertising	819	347	1,584	1,107

Rent income	(488)	(466)	(1,449)	(1,398)

	331	(119)	135	(291)

AWE:

Roaming revenue	(4,806)	(3,980)	(10,634)	(9,311)

Roaming expense	4,081	4,802	13,985	15,762

Financing fees and interest on loan to fund spectrum licences	—	—	—	7,481

	(725)	822	3,351	13,932

	$1,613	$1,352	$8,893	$29,108

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. The total amounts paid by the Company to these related parties for the three and nine months ended September 30, 2002 was $778,380 (2001 — $540,290) and $1,346,594 (2001 - $700,925), respectively.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts in Canadian dollars unless otherwise indicated.

About the Company

Rogers Wireless Communications Inc. operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast to coast. The Company is one of Canada’s leading wireless voice communications service providers with more than 3.2 million wireless voice subscribers. Rogers AT&T Wireless provides a complete range of wireless solutions including digital PCS, cellular, paging, two-way messaging and wireless data services to over 3.6 million customers across Canada. Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) is 56% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

For Further Information

Bruce M. Mann 416.935.3532 bmann2@rci.rogers.com	Eric Wright 416.935.3550 ewright@rci.rogers.com

Quarterly Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning 10:00 a.m. ETN on October 16, 2002. A re-broadcast of this call will be also available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #